Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2013, Pingtan Marine Enterprise Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Pingtan Marine Enterprise Ltd.
(the Company), effective at the opening of the trading session on April 1, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company's warrants no longer qualified for listing on the Exchange pursuant to Listing Rule 5555(a)(2).
The Company was notified of the Staffs determination on December 5, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 12, 2013.